EXHIBIT 12.1 – STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions except financial ratios, share and per share data)

	2013	2012	2011	2010	2009
1. NET INCOME ATTRIBUTABLE TO INNOSPEC INC. AS A PERCENTAGE OF SALES
A Net income attributable to Innospec Inc.	$77.8	66.9	$47.1	$69.9	$6.4
B Net sales	$818.8	776.4	$774.4	$683.2	$598.5
A % of B	9.5%	8.6%	6.1%	10.2%	1.1%

2. EFFECTIVE TAX RATE AS A PERCENTAGE
C Income taxes	$15.0	26.4	$3.1	$(4.3)	$11.9
D Income before income taxes	$92.8	93.3	$50.2	$65.6	$18.3
C % of D	16.2%	28.3%	6.2%	-6.6%	65.0%

3. CURRENT RATIO
E Current assets	$407.4	296.6	$320.3	$321.9	$282.9
F Current liabilities	$155.6	147.3	$146.0	$158.9	$179.9
Ratio of E to F	2.6	2.0	2.2	2.0	1.6

4. EARNINGS PER SHARE ATTRIBUTABLE TO INNOSPEC INC.
G Net income attributable to Innospec Inc.	$77.8	66.9	$47.1	$69.9	$6.4
H Basic shares outstanding	23,651	23,187	23,568	23,756	23,642
I Diluted shares outstanding	24,156	23,850	24,520	24,814	24,714
G/H Basicearnings per share attributable to Innospec Inc.	$3.29	2.89	$2.00	$2.94	$0.27

G/I Dilutedearnings per share attributable to Innospec Inc.	$3.22	2.81	$1.92	$2.82	$0.26

Shares in thousands, earnings per share attributable to Innospec Inc. in dollars.